Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following announcement is available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or was otherwise disseminated by Kraft Foods Inc. on January 6, 2010.

Forward-Looking Statements

This announcement contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury plc. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-Related Information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the offer. Cadbury plc shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

6 January 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Offer Update

Introduction

On 9 November 2009, Kraft Foods announced its firm intention to make an offer to acquire the whole of the issued and to be issued share capital of Cadbury (the “Offer”). The full terms and conditions of the Offer and the procedures for acceptance were set out in the offer documentation issued by Kraft Foods on 4 December 2009 (the “Offer Documentation”).

On 5 January 2010, Kraft Foods announced that the Offer, which remains subject to the terms and conditions set out in the Offer Documentation, is being extended and will remain open for acceptance until the next closing date which will be 1.00 p.m. (London time) on 2 February 2010. On 5 January 2010, Kraft Foods also announced that it will use an amount equivalent to the net proceeds from the sale of its North American Pizza business to fund a partial cash alternative (the “Partial Cash Alternative”) as part of its Offer for Cadbury.

Level of acceptances

As at 1.00 p.m. (London time) on 5 January 2010, being the first closing date of the Offer, Kraft Foods had received valid acceptances of the Offer in respect of a total of 20,917,708 Cadbury Shares (including those represented by Cadbury ADSs), representing approximately 1.52 per cent. of the existing issued share capital of Cadbury, which Kraft Foods may count towards the satisfaction of the acceptance condition to the Offer. So far as Kraft Foods is aware, none of these acceptances had been received from persons acting in concert with Kraft Foods.

Cadbury Securityholders who have not yet accepted the Offer are urged to do so as soon as possible and in any event by 1.00 p.m. (London time) on 2 February 2010. Cadbury Securityholders holding via intermediaries should confirm the instruction deadline which the intermediaries have established to accept the Offer on their behalf. Full details of how to accept the Offer on the terms set out in the Offer Documentation is described in that documentation, which is available at: www.transactioninfo.com/kraftfoods/ Cadbury Securityholders who may wish to elect for the Partial Cash Alternative should wait for the publication and/or filing, as applicable, of the revised offer documentation. This documentation will be published and/or filed, as applicable, on or before 19 January 2010.

Interests in Cadbury Shares

On 4 January 2010 (being the latest practicable date prior to the publication of this announcement), Kraft Foods or any person acting in concert with Kraft Foods had the following interests in or rights to subscribe for relevant securities of Cadbury:

Name	Nature of interest	Number of Cadbury Shares	Number of Cadbury ADSs	Percentage of Cadbury’s existing issued share capital
Kraft Foods Global, Inc. Master Retirement Fund	Long	314,686	0	0.0229%
Hasim Salim(1)	Long	588	0	0.00004%
Michael Magee(2)	Long	84,621	0	0.0062%
Citigroup Global Markets Inc.	Short	1,100	24,811	0.0073%
Barclays Bank plc	Long	4,703,430	0	0.3425%
Barclays Bank (Suisse) SA	Long	26,176	0	0.0019%
Barclays Private Bank & Trust Ltd	Long	1,032	0	0.00008%
Barclays Bank SA	Long	2,590	0	0.0002%

Barclays Wealth Trustees (Jersey) Ltd	Long	1,440	0	0.0001%
Claridien Leu AG	Long	1,280	7,936	0.0024%
Credit Suisse (UK) Limited	Long	1,280	0	0.00009%
Credit Suisse AG	Long	926,699	0	0.0675%
Credit Suisse Capital LLC(3)	Long Short	0 0	52,252 84,652	0.0152 0.0247	% %
Credit Suisse International	Long Short	33,566 235,358	0 0	0.0024 0.0171	% %
CS Sec USA LLC	Long	0	36,800	0.0107%
	Short	0	1,852	0.0005%
CS Securities (Europe) Limited(4)	Long Short	103,645,801 101,056,593	8,652 8,652	7.5499 7.3613	% %

(1)	Hasim Salim is a director of PT Kraft Foods Company Indonesia.

(2)

Michael Magee’s interests comprise 10,435 Cadbury Shares, 6,188 unvested Cadbury Shares and currently exercisable options over 67,998 Cadbury Shares. Mr Magee is a director of Kraft Foods (Australia) Limited, Kraft Foods Limited, Lanes Food (Australia) Pty Ltd, Lanes Biscuits Pty Ltd, General Foods Pty Ltd, Kraft Jacobs Suchard (Australia) Pty Ltd and Kraft Foods (New Zealand) Ltd.

(3)	Credit Suisse Capital LLC’s long interests comprise 8,652 Cadbury ADSs and swaps over 43,600 Cadbury ADSs. Its short interests comprise 29,600 Cadbury ADSs and swaps over 55,052 Cadbury ADSs.

(4)

CS Securities (Europe) Limited’s long interests comprise 103,076,345 Cadbury Shares, put options over 500,000 Cadbury Shares, swaps over 69,456 Cadbury Shares and swaps over 8,652 Cadbury ADSs. Its short interests comprise 549,552 Cadbury Shares, call options over 55,000 Cadbury Shares, swaps over 100,452,041 Cadbury Shares and swaps over 8,652 Cadbury ADSs.

Save as disclosed in this announcement, neither Kraft Foods, nor any person acting in concert with Kraft Foods, is interested in or has any rights to subscribe for any Cadbury Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to the Cadbury Shares. For these purposes, “arrangement” includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Cadbury Shares and any borrowing or lending of Cadbury Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Cadbury Shares.

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Offer Document.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) by no later than 12 noon (London time) on 7 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The full terms and conditions of the Offer (not including the Partial Cash Alternative), including details of how the Offer may be accepted (but not how elections for the Partial Cash Alternative may be made), are set out in the Offer Documentation. The revised offer documentation, which will contain the full conditions and the revised terms of the Offer, including details of the Partial Cash Alternative, will be published and/or filed, as applicable, on or before 19 January 2010. Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation or the revised offer documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website. In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended and will not be extended, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares, other than the US (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and the Offer-related documentation are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe such restrictions may render any purported acceptance of the Offer invalid.

Forward-Looking Statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the Offer, and the risk factors set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.